UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                 TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION
------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   874121-10-6
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Bruce Berkowitz
                             100 Jericho Quadrangle
                                    Suite 212
                             Jericho, New York 11753
                                 (212) 319-4100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 10, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                  SCHEDULE 13D

CUSIP NO.      874121-10-6                        PAGE    2    OF     9    PAGES
         ----------------------------                  -------     -------

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person   Joel M. Greenblatt
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*         AF, PF
--------------------------------------------------------------------------------
5   Check Box if  Disclosure of Legal  Proceeding is Required  Pursuant to Items
    2(d) or 2(e)                                                            |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  111,797
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power                115,955
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power             111,797
  Reporting          -----------------------------------------------------------
  Person With        10    Shared Dispositive Power           115,955
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person    227,752
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)   7.59%
--------------------------------------------------------------------------------
14  Type of Reporting Person*   IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

CUSIP NO.      874121-10-6                        PAGE    3    OF     9    PAGES
           ---------------------                       -------     -------

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person   Daniel L. Nir
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*                                 AF, PF
--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization      USA
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  12,247
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power                115,955
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power             12,247
  Reporting          -----------------------------------------------------------
  Person With        10    Shared Dispositive Power           115,955
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       128,202
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)               4.27%
--------------------------------------------------------------------------------
14  Type of Reporting Person*        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








CUSIP NO. 874121-10-6                                PAGE   4   OF    9    PAGES
                                                          -----    -------


THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D FILED ON BEHALF OF THE REPORTING PERSONS ON MAY 30, 1997, AS PREVIOUSLY AMENDED BY AMEDMENT NO. 1 FILED ON JUNE 6, 1997. ITEM 5 OF SAID SCHEDULE 13D IS HEREBY DELETED IN ITS ENTIRETY AND REPLACED WITH THE TEXT OF ITEM 5 SET FORTH HEREINBELOW. ITEM 7 IS MODIFIED AS SET FORTH HEREIN. UNLESS OTHERWISE DEFINED HEREIN, ALL CAPITALIZED TERMS USED HEREIN SHALL HAVE THE MEANING ASCRIBED TO THEM IN SAID SCHEDULE 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As a result of the disposition as of the close of business on June 10, 1997, of an aggregate 41,046 shares, which disposition was made in order to bring the aggregate holdings of the Reporting Persons below the 8% beneficial ownership threshold temporarily applicable under the Issuer's shareholder rights plan, the beneficial ownership of each of the Reporting Persons is as follows:


        No. of Shares Deemed
      to be Beneficially Owned:             Nature of Ownership                  Percentage of Class
      -------------------------             -------------------                  -------------------

               53,105                 The record ownership and                            1.77%
                                      economic  interest  in such shares is held
                                      by Alfred LLC. Messrs.  Greenblatt and Nir
                                      are  managing  members  of Alfred LLC and,
                                      therefore,  may be deemed to have indirect
                                      beneficial ownership of, and shared voting
                                      and  dispositive  power with  respect  to,
                                      such shares.


               62,850                 The record ownership and                            2.09%
                                      economic  interest  in such shares is held
                                      by Gotham III. Messrs.  Greenblatt and Nir
                                      are  general  partners  of Gotham III and,
                                      therefore,  may be deemed to have indirect
                                      beneficial ownership of, and shared voting
                                      and  dispositive  power with  respect  to,
                                      such shares.


               111,797                The record ownership and                            3.73%
                                      economic interest in such shares
                                      is held by Mr. Greenblatt
                                      individually, and he has sole
                                      voting and dispositive power
                                      with respect thereto.  Mr. Nir
                                      disclaims beneficial ownership of
                                      all such shares.








CUSIP NO. 874121-10-6                                                   PAGE   5  OF   9  PAGES
                                                                             -----   -----




        No. of Shares Deemed
      to be Beneficially Owned:
      to be Beneficially Owned:              Nature of Ownership                  Percentage of Class
      -------------------------              -------------------                  -------------------

               12,247                 The record ownership and                            0.41%
                                      economic interest in such shares
                                      is held by Mr. Nir individually,
                                      and he has sole voting and
                                      dispositive power with respect
                                      thereto.  Mr. Greenblatt disclaims
                                      beneficial ownership of all such
                                      shares.

           ==============                                                            ===============
               239,999                                                                    7.99%


         Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships and individual holdings described above, Joel M. Greenblatt may be deemed to be the beneficial owner of 227,752 shares (7.59%) of the Common Stock of the Issuer.

         Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships and individual holdings described above, Daniel L. Nir may be deemed to be the beneficial owner of 128,202 shares (4.27%) of the Common Stock of the Issuer.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons and other entities, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 3,000,000 outstanding shares of Common Stock of the Issuer reported in the Issuer's Prospectus dated April 21, 1997, and confirmed orally by counsel to the Issuer. It does not include common equivalent shares resulting from options granted in September and November, 1996.

         (b) Alfred LLC and Gotham III each have the sole power to vote and dispose of the Common Stock of the Issuer beneficially owned by them. Such voting and dispositive power may be exercised on behalf of Alfred LLC by its Managing Members and on behalf of Gotham III by either of its general partners. Both Joel M. Greenblatt and Daniel L. Nir are the general partners of Gotham III and the managing members of Alfred LLC. Therefore, Joel M. Greenblatt and Daniel
L. Nir may be deemed to each have shared voting and dispositive power over the 115,955 shares (3.87%) of the Common Stock of the Issuer beneficially owned in the aggregate by Gotham III and Alfred LLC.









CUSIP NO. 874121-10-6                                PAGE   6   OF    9    PAGES
                                                          -----    -------


         In addition, Messrs. Greenblatt and Nir each have sole voting and dispositive power over the 111,797 (3.73%) and 12,247 (0.41%) respectively owned by them for their own accounts.

         (c) Transactions in the securities of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Persons are as follows (all such transactions were open market acquisitions of Common Stock or Rights except as otherwise indicated):


      Reporting                Date              No. of Shares/       Price Per Share/             Total
        Person                                       Rights                 Right
     -----------              ------             --------------       ----------------          -----------
     Alfred, LLC              4/21/97                16,500 (a)            18.4834              $304,976.10
                              4/21/97                11,066 (a)            21.0824              $233,297.84
                              4/23/97                 3,000 (a)            19.8125               $59,437.50
                              4/24/97                   500 (a)            19.8750                $9,937.50
                              4/24/97                 1,500 (a)            19.7500               $29,625.00
                               5/9/97                (3,021)(b)            (14.000)             ($42,294.00)
                              5/20/97                  (558)(b)            (14.000)              ($7,182.00)
                              5/20/97                28,987 (d)            21.5000              $623,220.50
                              5/21/97                 1,700                40.2500               $68,425.00
                              5/21/97                 2,400                41.6429               $99,942.96
                              5/21/97                 8,500                41.0000              $348,500.00
                              5/22/97                 1,700                41.6250               $70,762.50
                              5/22/97                 3,300                43.5625              $143,756.25
                              5/28/97                 2,000                44.1250               $88,250.00
                              5/29/97                 3,647                45.2379              $164,982.62
                              5/30/97                   600                44.7500               $26,850.00
                              5/30/97                 2,682                44.3750              $119,013.75
                              6/02/97                   700                45.3750               $31,762.50
                              6/02/97                 1,000                46.0000               $46,000.00
                              6/02/97                 5,386                45.8450              $246,921.17
                              6/04/97                 5,100                46.8997              $239,188.47
                              6/05/97                 4,200                46.6524              $195,940.08
                              6/10/97               (18,797)(f)            48.0000             ($902,256.00)








CUSIP NO. 874121-10-6                                PAGE   7   OF    9    PAGES
                                                          -----    -------


      Reporting                Date              No. of Shares/       Price Per Share/            Total
        Person                                       Rights                 Right

Gotham III                    4/21/97                40,000 (a)            18.4834            $739,336.00
                              4/21/97                26,863 (a)            21.0824            $566,336.51
                              4/23/97                 7,000 (a)            19.8125            $138,687.50
                              4/24/97                 1,000 (a)            19.8750             $19,875.00
                              4/24/97                 3,500 (a)            19.7500             $69,125.00
                              5/9/97                  3,021 (c)            14.0000             $42,294.00
                              5/16/97               (81,384)(b)           (14.1250)        ($1,149,549.00)
                              5/21/97                 2,000                37.2528             $74,505.60
                              5/21/97                 3,300                40.2500            $132,825.00
                              5/21/97                 4,600                41.6429            $191,557.34
                              5/21/97                16,500                41.0000            $676,500.00
                              5/22/97                 3,300                41.6250            $137,362.50
                              5/22/97                 6,300                43.5625            $274,443.75
                              5/27/97                 1,000                44.3750             $44,375.00
                              5/28/97                 3,000                44.1250            $132,375.00
                              5/29/97                 7,200                45.2379            $325,712.88
                              5/30/97                 1,000                44.7500             $44,750.00
                              5/30/97                 2,000                44.3750             $88,750.00
                              5/30/97                 3,206                44.3750            $142,266.25
                              6/02/97                 1,200                45.3750             $54,450.00
                              6/02/97                 2,000                46.0000             $92,000.00
                              6/02/97                10,400                45.8450            $476,788.00
                              6/04/97                 9,900                46.8997            $464,307.03
                              6/05/97                 8,009                46.6524            $373,639.07
                              6/06/97                   184                46.0000              $8,464.00
                              6/10/97               (22,249)(f)            48.0000         ($1,067,952.00)

Joel M.                       5/15/97                17,800 (a)            14.0000            $249,200.00
Greenblatt                    5/15/97                16,000 (a)            13.8523            $221,637.00
                              5/16/97                47,867 (e)            14.1250            $676,121.37
                              5/19/97                 2,818 (a)            13.8750             $39,100.00
                              5/19/97                15,882 (a)            13.9769            $221,981.00
                              5/20/97                11,000 (a)            13.9375            $153,313.00
                              5/20/97               111,797 (d)            21.5000          $2,403,635.50

Daniel L. Nir                 5/16/97                 7,930 (e)            14.1250            $112,011.25
                              5/19/97                 3,000 (a)            13.8750             $41,625.00
                              5/20/97                 1,317 (a)            14.0000             $18,438.00
                              5/20/97                12,247 (d)            21.5000            $263,310.50

---------------------------


(a) Acquisition of Rights to subscribe for Common Stock
(b) Distribution of Rights to partners/members
(c) Contribution of Rights from partner
(d) Shares of Common Stock acquired upon exercise of Rights
(e) Rights  received as partner in distribution from partnership
(f) Open Market Sale









CUSIP NO. 874121-10-6                                Page   8   of    9    Pages
                                                          -----    -------



  (d) Not Applicable.

  (e) Not Applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.  Agreement of Joint Filing --  Incorporated  by reference to
                                                   Exhibit  A  attached  to  the
                                                   Schedule  13D filed  with the
                                                   Securities    and    Exchange
                                                   Commission on May 30, 1997.








CUSIP NO. 874121-10-6                                Page   9   of    9    Pages
                                                          -----    -------


After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            /s/ Joel M. Greenblatt
                                            --------------------------------
                                            Joel M. Greenblatt


                                            /s/ Daniel L. Nir
                                            --------------------------------
                                            Daniel L. Nir


Date: June 13, 1997